North Texas Energy, Inc.

Southridge Services	October 26, 2012
32 West 200 South #136
Salt Lake City, UT 84101

Dear Sir/Madam:

The files shown below are to be submitted to the SEC as correspondence.

●	Withdrawal of Effective Date Acceleration Requests

Please submit the correspondence files to the attention of Mr. Timothy S. Levenberg.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc.

United States	October 26, 2012

Re: North Texas Energy, Inc. File No. 333-178251

Registrant’s Written Request to Withdraw the Acceleration of the Effective Date Requests
Please withdraw the acceleration effective date requests dated August 29, 2012 and October 17, 2012.

Sincerely,

Kevin Jones, CEO